                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003

                                    CONTENTS


                                                                     Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003
                                   (UNAUDITED)
                                                                                                                            Three
                                           Month Ended                   Months
                           ---------------------------------------        Ended
                           January 31,   February 28,     March 31,      March 31,
                              2003           2003           2003           2003
                           -----------   ------------     ---------   -------------
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .   $  949         $  889         $  962         $2,800

COST OF OPERATION. . . . .      941            888            959          2,788
                             ------         ------         ------         ------

OPERATING INCOME . . . . .        8              1              3             12

NONOPERATING INCOME. . . .        -              -             13             13
                             ------         ------         ------         ------

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . .        8              1             16             25

INTEREST CHARGES (CREDIT).       (4)            (5)             8             (1)

FEDERAL INCOME TAXES . . .        6              -              3              9
                             ------         ------         ------         ------

NET INCOME . . . . . . . .   $    6         $    6         $    5         $   17
                             ======         ======         ======         ======

The common stock of the Company is wholly owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
               BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 2003
                                   (UNAUDITED)
                                            January 31,   February 28,    March 31,
                                              2003           2003           2003
                                           -----------   ------------    ----------
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $1,804        $1,804          $1,804
  Accumulated Amortization. . . . . . . . .   1,458         1,462           1,465
                                             ------        ------          ------
         NET MINING PLANT . . . . . . . . .     346           342             339
                                             ------        ------          ------

OTHER PROPERTY AND INVESTMENTS. . . . . . .     147           142             137
                                             ------        ------          ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .       4             4               5
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .      26            26              51
    Affiliated Companies. . . . . . . . . .     949           889             963
  Advances to Affiliates. . . . . . . . . .   1,810         2,089           1,905
  Materials and Supplies. . . . . . . . . .   1,364         1,399           1,437
  Other . . . . . . . . . . . . . . . . . .      51            46              44
                                             ------        ------          ------
         TOTAL CURRENT ASSETS . . . . . . .   4,204         4,453           4,405
                                             ------        ------          ------

DEFERRED INCOME TAXES . . . . . . . . . . .   1,674         1,720           1,773
                                             ------        ------          ------

REGULATORY ASSETS . . . . . . . . . . . . .       3          -               -
                                             ------        ------          ------
DEFERRED CHARGES. . . . . . . . . . . . . .      88            96              81
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,462        $6,753          $6,735
                                             ======        ======          ======

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Accumulated Other Comprehensive Loss. . .    (106)         (106)           (106)
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .   1,176         1,182           1,187
                                             ------        ------          ------
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,570         1,576           1,581
                                             ------        ------          ------

OTHER NONCURRENT LIABILITIES. . . . . . . .   3,187         3,245           3,342
                                             ------        ------          ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .      80            85              60
    Affiliated Companies. . . . . . . . . .     321           253             207
  Taxes Accrued . . . . . . . . . . . . . .     186           256             284
  Other . . . . . . . . . . . . . . . . . .     963         1,170             758
                                             ------        ------          ------
         TOTAL CURRENT LIABILITIES. . . . .   1,550         1,764           1,309
                                             ------        ------          ------

REGULATORY LIABILITIES AND DEFERRED CREDITS     155           168             503
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,462        $6,753          $6,735
                                             ======        ======          ======

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
----------------             -------    -------     ------     ----------     ------
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
January 2003 . . . . . . . . 238,537     47,004     191,533       $4.95       $  949
                             =======     ======     =======       =====       ======

February 2003. . . . . . . . 226,099     35,170     190,929       $4.66       $  889
                             =======     ======     =======       =====       ======

March 2003 . . . . . . . . . 240,974     32,675     208,299       $4.62       $  962
                             =======     ======     =======       =====       ======


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003

                                                                              Three
                                                                              Months
                                          January   February       March      Ended
                                            2003      2003          2003     3/31/03
                                          -------   --------       ------    -------
                                                        (in thousands)
Labor . . . . . . . . . . . . . . . . . . .$  206    $  273       $  192     $  671
Benefits. . . . . . . . . . . . . . . . . .   128       126          137        391
Operating Materials . . . . . . . . . . . .    53        57            6        116
Maintenance - Materials and Services. . . .    48       105           97        250
Electricity . . . . . . . . . . . . . . . .    93        82           75        250
Other Billed Services . . . . . . . . . . .    60        (1)          45        104
Taxes Other Than Income Tax . . . . . . . .    58        21            8         87
Rentals . . . . . . . . . . . . . . . . . .   188       184          186        558
Depreciation. . . . . . . . . . . . . . . .     2         2            2          6
Cleaning Cost Normalization** . . . . . . .   155        16          333        504
Other . . . . . . . . . . . . . . . . . . .   (50)       23         (122)      (149)
                                           -------   ------       -------    -------

          Total . . . . . . . . . . . . . .$  941    $  888       $  959     $2,788
                                           ======    ======       ========   ======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                        COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
                 BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2003


                                                    January    February     March
                                                      2003       2003        2003
                                                     ------    --------   ---------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $34.50 *   $36.53 *   $33.59 *
                                                     ======     ======     ======


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
           Columbus Southern Power's Conesville Generating Plant.  These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.